Pangea Movement USA, LLC. (the "Company") a Delaware LLC

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short year ended December 31, 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Pangea Movement USA, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position for the short-year ending December 31, 2021 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 25, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,
	2021
ASSETS	
Current Assets	
Cash and Cash Equivalents	9,023
Accounts Receivable	1,946
Accounts Receivable - Related Party	75,886
Prepaid Expenses	7,374
Inventory	924
Total Current Assets	95,153
TOTAL ASSETS	95,153
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	65
Accounts Payable - Related Party	53,755
Unearned Revenue	102,644
Total Current Liabilities	156,464
TOTAL LIABILITIES	156,464
EQUITY	
Accumulated Deficit	(61,310)
Total Equity	(61,310)
TOTAL LIABILITIES AND EQUITY	95,153

Statement of Operations

	Short Year Ended December 31, 2021
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing	31,574
General and Administrative	6,027
Research & Development	4,373
Wages & Salaries	18,159
Total Operating Expenses	60,133
Operating Income (loss)	(60,133)
Other Expense	
Interest Expense	(1,177)
Total Other Expense	(1,177)
Provision for Income Tax	-
Net Income (loss)	(61,310)

Statement of Cash Flows

	Short Year Ended December 31, 2021
OPERATING ACTIVITIES	
Net Income (Loss)	(61,310)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable	53,820
Inventory	(924)
Accounts Receivable	(77,832)
Prepaids	(7,374)
Unearned Revenue	102,644
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	70,334
Net Cash provided by (used in) Operating Activities	9,023
Cash at the beginning of period	-
Net Cash increase (decrease) for period	9,023
Cash at end of period	9,023

Statement of Changes in Member Equity

| | Member Capital | | |
	$ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 10/20/2021 (At Inception)	-	-	-
Net Income (Loss)	-	(61,310)	(61,310)
Ending Balance 12/31/2021	-	(61,310)	(61,310)

Pangea Movement USA, LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Pangea was formed in Delaware on 20th of October 2021 as a subsidiary of the Singaporean entity incorporated on 26th August 2020. The company uses data analytics to identify high-demand outdoor products on e-commerce and replaces them with unique ecological alternatives.

The products are launched on Kickstarter to raise pre-sales, manufactured in China and scaled globally online through its own Shopify store and through wholesale. The Company uses part of the sales to clean our planet and stop ocean pollution through clean-ups, placing river barriers, and it offsets its carbon emissions by restoring mangroves.

The company is currently conducting a crowdfunding campaign under regulation CF in 2022 to raise operating capital through a SAFE agreement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

See Note 3 for Related Party Receivables

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Pangea Movement PTE LTD, the Company's Singaporean entity, is the sole owner of the US entity.

The Company currently has accounts receivables outstanding to related parties in the amount of $75,886 and accounts payables in the amount of $53,755.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

The Company is considering reorganizing its corporate structure so that the Company is the holding company for several foreign subsidiaries.

NOTE 5 – DEBT

The Company currently does not have any debt obligations.

NOTE 6 – EQUITY

Pangea Movement PTE LTD, the Company's Singaporean entity, is the sole owner of the US entity. There have been no equity transactions for the US entity.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 25, 2022, the date these financial statements were available to be issued. In 2022 the Company received $25k in financing from a related party entity to fund operations the loan will be repaid out of proceeds from an ongoing crowdfunding campaign.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.